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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Founders Asset Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2930 East Third Avenue
(No. and Street)

Denver (City) CO (State) 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Christoffersen 303-394-4404 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street #2700 Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David L. Ray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Founders Asset Management LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Subscribed and Sworn before me in the City and County of Denver, State of Colorado. Feb. 20, 2003.


ALLEN G. FRENCH
NOTARY
PUBLIC
STATE OF COLORADO

[signature]
Signature

Senior Vice President – Administration
Title

[signature]
Notary Public
My Commission Expires 11-23-2005

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statements of Financial Condition.
- ■ (c) Statements of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FOUNDERS ASSET MANAGEMENT LLC

Statements of Financial Condition

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)



707 Seventeenth Street
Suite 2700
Denver, CO 80202

Independent Auditors' Report

The Board of Managers and Member of
Founders Asset Management LLC:

We have audited the accompanying statements of financial condition of Founders Asset Management LLC (the Company) as of December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of the statements of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit of the statements of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Founders Asset Management LLC as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado
January 17, 2003



FOUNDERS ASSET MANAGEMENT LLC

Statements of Financial Condition

December 31, 2002 and 2001

Assets	2002	2001
Current assets:		
Cash and cash equivalents	$ 16,011,917	20,008,815
Accounts receivable, net:		
Advisory fees:		
Dreyfus Founders Funds, Inc.	1,230,360	1,998,856
Subadvisory and separate accounts	150,533	594,575
Dreyfus Funds	89,042	91,820
Sales commissions	113,414	65,501
Shareholder service and accounting fees	253,271	250,362
Reimbursable costs:		
Dreyfus Service Corporation	2,097,979	3,997,885
Other	36,462	50,945
Total accounts receivable, net	3,971,061	7,049,944
Other assets	1,088,520	575,017
Total current assets	21,071,498	27,633,776
Property and equipment:		
Furniture and equipment	5,311,679	5,139,492
Leasehold improvements	1,080,279	1,079,895
Total property and equipment	6,391,958	6,219,387
Less accumulated depreciation and amortization	5,295,892	4,708,640
Net property and equipment	1,096,066	1,510,747
Other assets	733,333	—
Total assets	$ 22,900,897	29,144,523
Liabilities and Members' Interests		
Current liabilities:		
Accounts payable	$ 973,168	837,580
Accrued liabilities:		
Compensation	4,568,892	7,448,754
Property and other taxes	38,007	47,844
Other	—	15,025
Total current liabilities	5,580,067	8,349,203
Members' interests	17,320,830	20,795,320
Commitments and contingencies (notes 3, 4, and 5)		
Total liabilities and members' interests	$ 22,900,897	29,144,523

See accompanying notes to statements of financial condition.

FOUNDERS ASSET MANAGEMENT LLC

Notes to Statements of Financial Condition

December 31, 2002 and 2001

(1) Organization

The operations of Founders Asset Management LLC (Founders or the Company) consist primarily of serving as the investment advisor for Dreyfus Founders Funds, Inc. (the Funds). The current advisory agreements with the Funds are effective through August 31, 2003 and are renewable for one-year terms thereafter at the discretion of the board of directors of the Funds. The Company also manages certain separate accounts and acts as a sub-advisor for other funds under arrangements similar to those above. Custody of all securities managed by Founders is maintained by custodian banks designated by the Funds and the owners of separate and sub-advisory accounts, not by the Company.

In addition to investment advisory services, the Company also serves as the fund accounting and administrative services agent for the Funds and as the shareholder servicing agent for the Class F shares of the Funds. The board of directors of the Funds has approved transferring the shareholder servicing function to Dreyfus Service Corporation (DSC) and Dreyfus Transfer, Inc. (DTI). It is anticipated that this change will take place on or about May 1, 2003.

On December 11, 1997, Mellon Bank, N.A., a national banking association (Mellon Bank), and a wholly owned subsidiary of Mellon Financial Corporation (Mellon), Cornice Acquisition Company, LLC, an indirect wholly owned subsidiary of Mellon Bank, and the former principal shareholder entered into an Agreement and Plan of Reorganization (the Agreement) with Founders Asset Management, Inc. (FAMI). The merger became effective April 1, 1998, and Cornice Holding Company, Inc. (Cornice) acquired a 90% interest via a voting member interest. In addition, on April 1, 1998, a 10% interest via nonvoting member interests was acquired by certain members of Founders' management (nonvoting members). The organizational structure of FAMI was an S corporation, while Founders is organized as a limited liability company (LLC).

The Company's statements of financial condition are presented on an historical cost basis as a continuing reporting entity and do not reflect push-down accounting entries resulting from the purchase by Mellon Bank. In connection with the Agreement, Cornice entered into an Operating Agreement with the Company's nonvoting members; such Operating Agreement sets forth operating procedures relative to the nature of the Company, capital contributions, allocations of income and expenses, distributions, and other items. The Operating Agreement was amended and restated effective January 31, 2002 to reflect a transaction in which the interests held by the Company's nonvoting members were redeemed by the Company (the Redemption Transaction). Prior to the closure of the Redemption Transaction, the Operating Agreement designated that net income of the Company was allocated 99% to Cornice and 1% to nonvoting members. Also, the Operating Agreement, as amended January 1, 2000, provided that the Company may redeem up to one-third of the nonvoting member interests each year after the year ended December 31, 2001 for amounts specified in the Operating Agreement; no such redemptions were made.

(2) Summary of Significant Accounting Policies

Summarized below are the significant accounting policies followed by Founders in the determination of financial position.

(a) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization.

FOUNDERS ASSET MANAGEMENT LLC

Notes to Statements of Financial Condition

December 31, 2002 and 2001

Depreciation on property and equipment is calculated using an accelerated method over the estimated useful lives of the assets. Property and equipment held under leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. Lives generally range from three to seven years for property and equipment.

(b) *Income Taxes*

The members of the Company report their pro rata portions of Founders' net income on their respective tax returns. Therefore, the Company does not reflect a provision or liability for income taxes in the accompanying statements of financial condition.

(c) *Reimbursable Costs Receivable*

Pursuant to a Master Consulting Agreement between Founders and DSC, the distributor for the Funds, DSC has delegated to Founders responsibility for all advertising, marketing, and promotional activities with respect to the Class F shares of the Funds. In accordance with this agreement, expenses incurred in conducting such activities are to be paid by Founders and Founders is entitled to reimbursement by DSC for these expenses to the extent permitted by the Funds' Rule 12b-1 distribution plans for Class F shares. The amount due to Founders is included in reimbursable costs receivable. The Company's management analyzes the collectibility of such receivables and has established an allowance for potentially unrecoverable amounts based on management's estimates and historical collection experience. During the year ended December 31, 2002, the Company increased the balance in the allowance account by approximately $1,222,000. During the year ended December 31, 2001, the allowance account was decreased by $2,000,000. As of December 31, 2002 and 2001, the allowance for unrecoverable reimbursable costs receivable approximated $779,000 and $1,895,000, respectively. Charge-off of unrecoverable amounts for the years ended December 31, 2002 and 2001 approximated $2,338,000 and $225,000, respectively. During the years ended December 31, 2002 and 2001, Founders received payments approximating $2,098,000 and $3,382,000, respectively, for reimbursement of marketing expenses.

(d) *Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Cash equivalents include uninsured deposits in financial institutions approximating $16,012,000 and $20,009,000 at December 31, 2002 and 2001, respectively.

(e) *Use of Estimates*

In preparing the accompanying statements of financial condition, the Company is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, contra assets (including the allowance for potentially unrecoverable reimbursable costs receivable), and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f) *Reclassifications*

Certain previously reported amounts have been reclassified to conform to the Company's 2002 presentation.

(Continued)

FOUNDERS ASSET MANAGEMENT LLC

Notes to Statements of Financial Condition

December 31, 2002 and 2001

(3) Related-Party Transactions

As of December 31, 2002 and 2001, the Company's net accounts receivable include approximately $3,582,000 and $6,247,000, respectively, which is due from the Funds and $213,000 and $178,000, respectively, which is due from Dreyfus. As of December 31, 2002 and 2001, the Company's accounts payable include approximately $99,000 and $132,000, respectively, which is due to Dreyfus.

Effective March 1, 2002, the Company transferred its in-house institutional marketing department to DSC. Although employed by DSC, this department retained its responsibility for marketing Founders' products to, and maintaining Founders' relationships with, its institutional customers. In return for this marketing support, the Company reimburses DSC for a portion of the personnel costs incurred to support the department. DSC, in turn, reimburses the Company for this department's pro-rata share of rent, utilities, and other miscellaneous expenses. As of December 31, 2002, the Company's accounts payable include approximately $48,000, which is due to DSC for institutional marketing support.

As of December 31, 2002 and 2001, the Company's cash and cash equivalents include approximately $8,403,000 and $8,318,000, respectively, in deposits at Mellon.

The Company has entered into employment agreements with certain key employees for terms ranging from one to three years.

On January 31, 2002, the nonvoting member interests held by ten current and former members of the Company's management were redeemed in their entirety by the Company. The distributions associated with this transaction totaled $6,889,650 and were charged to Members' Interests. At the time the nonvoting interest were redeemed, the remaining undistributed net income attributable to the nonvoting members was transferred to the voting member.

In May 2002, Mellon awarded grants of Mellon common stock in accordance with the terms of the Mellon Financial Corporation Long Term Profit Incentive Plan (1996) (the Incentive Plan) to significant officers and key employees of the Company. Pursuant to the terms of the Incentive Plan, Mellon may grant shares of Mellon common stock to key employees of Mellon, and its affiliates, subject to restrictions set forth in the Incentive Plan. Under the Incentive Plan, the restrictions on the grantees' ability to dispose of the stock lapse if the grantees remain continuously employed by Mellon or any of its affiliates (including the Company) through the close of business on May 19, 2005. During 2002, the Company reimbursed Mellon $1,600,000 for the cost of the Mellon stock granted to its employees. This amount was recorded by the Company as a prepaid expense, included in other assets, and is being expensed over the three-year period of the restriction. At December 31, 2002, approximately $1,267,000 is included in other assets, approximately $534,000 of which is current and approximately $733,000 of which is long term.

(4) Employee Benefit Plans

During 2002 and 2001, the Company had a qualified 401(k) Plan (the Plan) covering all full-time employees, as defined in the Plan. Employees who were eligible could defer up to 15% of their compensation, subject to the annual limitations imposed by the Internal Revenue Code. After one year of service, the Company matched 100% of the employees' contributions, up to 10% of the employees' total compensation. In addition, the Company could make additional profit sharing contributions.

(Continued)

FOUNDERS ASSET MANAGEMENT LLC

Notes to Statements of Financial Condition

December 31, 2002 and 2001

Effective January 1, 2002, the Plan was amended to limit the company-paid matching contribution to a maximum of $6,000 per calendar year; and the vesting schedule for company-paid contributions was changed from a six-year, 20% schedule to a four-year, 33 1/3% schedule. These changes did not impact participant eligibility.

Effective January 1, 2003, the Plan was merged into the Mellon 401(k) Retirement Savings Plan (the Mellon Plan). The Mellon Plan allows eligible employees to defer up to 75% of their pre-tax base pay, subject to the annual limitations imposed by the Internal Revenue Code. Under the Mellon Plan, employee contributions are immediately matched at a rate of 65% up to the first 6% of pay contributed to the Mellon Plan. In addition, Employer Discretionary Contributions, as defined by the Mellon Plan, can be made at Mellon's discretion.

In January 1998, the Company established the Phantom Appreciation Rights Plan (PARS Plan) to reward certain key employees with a "simulated proprietary interest" in the Company. Rights were granted at the discretion of the administration committee appointed by the board of managers and were accounted for as awards to be settled in cash. Employees vest in their rights in accordance with the vesting schedule set forth in the Phantom Appreciation Rights Agreements entered into with participating employees, provided that such vesting will occur no earlier than December 31 of the grant year and no later than December 31 of the fourth year following the grant year. Vested PARS units not exercised by December 31 of the sixth year following the grant year will expire. Compensation expense for the PARS Plan is accrued during the periods in which employees provide services to the Company over the term of the rights, considering changes in the right's price. Such price is based on a formula as provided in the PARS Plan agreement. During 2001, the Company determined the deferred compensation liability recorded for the PARS Plan was greater than required. Accordingly, the Company reduced the deferred compensation liability by approximately $1,806,000 during the year ended December 31, 2001. The amount exercised during 2001 was approximately $330,000. During 2002, the deferred compensation liability was reduced to zero through the payment of $236,000 of vested PARS units. During 2002, the administration committee determined that there would be no further grants under the PARS Plan. All PARS units issued and outstanding as of December 31, 2002 will remain outstanding until the earlier of their exercise, forfeiture or expiration. It is management's opinion that outstanding PARS units will not have any value in the future and, therefore, the Company has no liability related to these units at December 31, 2002.

(5) Commitments

Leases

In April 1998, the Company entered into a noncancelable operating lease with the former principal shareholder of Founders (the lessor) for office space through March 2001 for 36 monthly payments of $50,000 each. The Company exercised a three-year extension option in July 2000 extending the lease through March 2004, with average monthly payments of $52,970. In April 1998, the Company entered into an agreement to sublease to the lessor certain office space through March 2001 for 36 monthly payments of $6,250. This sublease has also been extended for three additional years with average monthly payments of $6,621. The Company pays all property taxes and operating costs.

(Continued)

FOUNDERS ASSET MANAGEMENT LLC

Notes to Statements of Financial Condition

December 31, 2002 and 2001

The Company has a noncancelable operating lease for a second office location, the original term of which expired in April 2002. Prior to the expiration of the original term, the Company exercised an extension option, which extended the lease through March 2004. The Company pays for its pro rata share of the operating costs.

The Company also has an operating lease for an arena suite through August 2004.

Future minimum payments under these three leases are as follows:

2003	$	998,306
2004		337,739
	$	1,336,045

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and ratio of aggregate indebtedness to net capital. At December 31, 2002, the Company had net capital of $3,526,694 which was $3,154,690 in excess of its required net capital of $372,004. The Company's net capital ratio was 1.58 to 1.